[TIVO LETTERHEAD]

February 10, 2011

VIA EDGAR, FAX AND FEDERAL EXPRESS

Larry Spirgel

U.S. Securities and Exchange Commission

100 F St. N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	TiVo Inc. Form 10-K for fiscal year ended January 31, 2010

Filed March 31, 2010

Definitive Proxy Statement

Filed May 28, 2010

Form 10-Q for fiscal quarter ended October 31, 2010

Filed December 7, 2010

File No. 000-27141

Dear Mr. Spirgel:

The Company hereby responds to the comments received by facsimile on February 8, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, the Company has set forth the numbered comments of your letters and the Company’s responses thereto.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Compensation – Chief Executive Officer, page 19

1.	We note your response to comment one in our letter dated January 25, 2011 and are unable to agree. To the extent a particular corporate deal is material to an understanding of the company’s operations and financial condition, it must be highlighted in management’s discussion and analysis of financial condition and results of operations. If such a deal was considered as part of your chief executive officer’s bonus determination, identification of the deal and its connection to compensation should be disclosed. To the extent an individual deal is not material to an understanding of your operations or financial condition, confidential treatment might be warranted. In the case of the latter, please confirm that you will provide a general description of the types of transactions considered so that investor can better understand all the types of corporate deals considered.

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Larry Spirgel

February 10, 2011

TiVo Inc.

Response: In response to the Staff’s comment #1, the Company agrees in the future to identify all corporate deals that were considered as part of the Company’s chief executive officer’s bonus determination and to discuss how each is connected to the Company’s chief executive officer’s compensation to the extent such corporate deals are material to understanding the Company’s operations and financial condition. Further, the Company agrees in the future to provide a general description of the types of transactions considered by the Board in determining the Company’s chief executive officer’s compensation so that investors can better understand all of the types of corporate deals considered by the Board.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 519-9311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matt Zinn

Matt Zinn
Senior Vice President, General Counsel, & Corporate Secretary

Enclosures

cc:	Kate Beukenkamp, United States Securities and Exchange Commission

Laurence A Denny, Esq., TiVo Inc.

Keith Benson, Esq., Latham & Watkins LLP

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